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DIRECT DIAL NUMBER (212) 455-3577	E-MAIL ADDRESS AKELLER@STBLAW.COM

November 30, 2017

VIA EDGAR

Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oaktree Real Estate Income Trust, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-11

Submitted September 25, 2017

CIK No. 0001713407

Ladies and Gentlemen:

On behalf of Oaktree Real Estate Income Trust, Inc. (the “Company”), we hereby confidentially submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Amendment No. 2”) to the above-referenced draft registration statement on Form S-11 (the “Draft Registration Statement”). The Company has prepared Amendment No. 2 in response to the Staff’s comments in its letter dated October 16, 2017 relating to Amendment No. 1 to the Draft Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	November 30, 2017

General

1.	We note your response to comment 6. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review.

Response:

In response to discussions with the Division of Investment Management, the Company has made certain revisions to pages 30-31.

Management

Directors and Executive Officers, page 117

2.	Please provide the disclosure required by Item 24(b)(3) of Form S-11 for each of your Adviser’s principal executive officers. See also Instruction 1 to Item 24(b)(3).

Response:

The Company has revised pages 125-127 to provide the disclosure required by Item 24(b)(3) of Form S-11 for each of the principal executive officers of the Adviser’s parent company.

Conflicts of Interest

General, page 141

3.	We note your response to comment 22. Please consider expanding your disclosure to provide insight into the size of the Other Oaktree Accounts with Real Estate Income investment strategies and performing real estate debt strategies.

Response:

The Company notes that pages 18 and 143 provide the expected size of the Other Oaktree Account with a performing real estate debt strategy, which is currently fundraising. The Company has revised pages 18 and 143 of the disclosure to include the amount of unused capital commitments of the two Other Oaktree Accounts with Real Estate Income investment strategies.

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Securities and Exchange Commission	November 30, 2017

Please do not hesitate to call me at (212) 455-3577 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Andrew R. Keller
Andrew R. Keller

cc:	Todd Molz

Jordan Mikes

Benjamin Wells

Meaghan L. Krupa